Exhibit 99.1

Itaú Corpbanca and subsidiaries
As of and for the year ended December 31, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the year ended December 31, 2020 and 2019 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Dec'20	Dec'19

Total loans	22,589,071	23,154,056
Total assets	35,638,632	33,740,383

Deposits and other demand liabilities	6,197,406	4,873,448
Time deposits and other time liabilities	11,433,064	11,620,187
Interbank borrowings	3,798,978	2,646,756
Debt instruments issued	6,204,856	6,408,356

Equity	2,388,326	3,440,385
Total equity attributable to equity holders of the bank	2,315,411	3,346,102
Non-controlling interest	72,915	94,283

CONSOLIDATED INCOME STATEMENT FOR THE YEAR

			With reclassification of Financial Hedges[1] and Impairment adjustment[2]

In Ch$ million	12M'20	12M'19	12M'20	12M'19

Net operating profit before provision for loan losses	1,078,434	1,236,084	1,118,204	1,201,835
Provisions for loan losses[3]	(528,460)	(322,693)	(540,902)	(312,888)
Total operating expenses	(1,627,914)	(740,975)	(819,067)	(740,975)
Operating income (loss)	(1,077,940)	172,416	(241,765)	147,972
Income from investments in companies	(1,339)	6,832	(1,339)	6,832
Operating income before income taxes	(1,079,279)	179,248	(243,104)	154,804
Income taxes	140,662	(46,784)	78,788	(22,340)
Consolidated income for the period	(938,617)	132,464	(164,316)	132,464

Net income attributable to holders of the Bank	(925,479)	127,065	(161,455)	127,065
Non-controlling interest	(13,138)	5,399	(2,861)	5,399

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For document purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted.

3- Includes Ch$136.2 billion of net additional provisions established during the year ended December 31, 2020 (Ch$6.7 billion of additional provisions released during the year ended December 31, 2019).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer